Exhibit 21.1

Subsidiaries of the Verde Clean Fuels, Inc.

Company Name	Jurisdiction of Organization
Verde Clean Fuels OpCo, LLC	DE
Bluescape Clean Fuels Intermediate Holdings, LLC	DE
Bluescape Clean Fuels Employee Holdings, LLC	DE
Bluescape Clean Fuels, LLC	DE
Bluescape Clean Fuels EmployeeCo, LLC	DE
Maricopa Renewable Fuels I, LLC	DE